Exhibit 4.1

Translated to English

Companies Ordinance (New Version), 1983

Memorandum of Association

Company Limited by Shares

1. The name of the Company is:		[STAMP: September 22, 1999]

In Hebrew:		[STAMP: Registrar of Companies [partially legible]]

In English:	GOLD e L.T.D.	[Signature, illegible]

2.	The purposes of the Company are:

a.	Any legal activity.

Among others:

To engage in any business of manufacturing, processing, research and development of any kind, and to develop, obtain, purchase, register, maintain, exploit, sell and transfer, in any place in the world, patents, know-how, professional secrets, programs and production processes, franchisees, licenses, permits and benefits of any kind.

b.	To establish, set up and manage companies, partnerships and joint ventures such as to implement and perform business, plans and other actions; to purchase, sell and receive shares, rights and benefits in such companies, partnerships and joint ventures or in companies and businesses managed by them or in the assets of same, to subscribe for, assume obligations with respect to and guarantee the subscription of stock, shares, debentures, securities or other investments of any company, to purchase or obtain them in any other way and to transact in them in any manner.

c.	To subscribe for, purchase or obtain in any way and hold shares, benefits or securities of any other company whose purposes are, in full or in part, identical or similar to those of the Company or of a company engaged in business that can be managed in a way that will derive a direct or indirect benefit to the Company, and to pay commission and brokerage for any shares, benefits or securities of any such company.

d.	To purchase, lease, receive, exploit, maintain, sell, let, sublease or transfer assets, property, realty, goodwill, rights or obligations of any person or corporate entity.

e.	To develop, encourage, promote, support and assist industrial plants, factories, workshops and other economic enterprises of any kind, by the provision of credit, loans and advance payments and by the investment of money in securities, shares.

None of the sub-sections in this Section, or of the purposes detailed therein, or of the powers granted thereby, shall be deemed secondary or subordinate to any other purpose mentioned in any other sub-section of this Section.

The Company shall be authorized to implement any or all of the powers granted to it in this Section anywhere in the world, even if such business, obligation, asset or transaction that the Company intends to perform or engage in are not expressly stated as one of the purposes detailed in this Section.

3.	The liability of the members is limited.

4. a.	The share capital of the Company is 50,000,000 (thirty eight thousand new Israeli shekels), divided into 38,000 ordinary shares, par value NIS 1.00 each.

b.	The classes of shares and the rights attached thereto shall be as set forth in the Articles of Association of the Company, and the Company may amend such classes and rights from time to time by extraordinary resolution and in accordance with the Companies Ordinance.